United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2004

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  February 25, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: February 25, 2004

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, February 25, 2004	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR FOURTH QUARTER 2003
 (Peso amounts are stated in millions in constant terms as of December 31, 2003)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

GRUMA continued to improve its financial results during 4Q03. Sales volume increased 5%, and net sales and operating profit improved 11% and 13%, respectively. Operating margin rose to 8.9%. The company reduced debt by US$79 million since December 31, 2002, and US$23 million since September 30, 2003, ending the year with a debt level of US$576 million.

Gruma Venezuela1 and Gruma Corporation drove GRUMA's overall improvement. Gruma Venezuela's net sales grew 48% and its operating income 78%, while Gruma Corporation increased net sales by 10% and operating income by 20%. GIMSA increased sales volume by 1% and continued to restore margins by implementing price increases in order to compensate for higher corn costs.

Consolidated Financial Highlights
(Ps millions)

	4Q03	4Q02	VAR (%)
VOLUME (thousand metric tons)	946	900	5
NET SALES	6,159	5,524	11
OPERATING INCOME	550	486	13
OPERATING MARGIN	8.9%	8.8%	10 bp
EBITDA	784	786	-
EBITDA MARGIN	12.7%	14.2%	(150) bp
MAJORITY NET INCOME	241	185	30
ROE	5.3%	4.9%	40 bp

Debt
(US$ millions)
Dec.'03	Sep.'03	Var (%)	Dec'02	Var (%)
576	600	(4)	656	(12)

1  Refers to MONACA and DEMASECA, GRUMA's operating subsidiaries in Venezuela.

CONSOLIDATED RESULTS OF OPERATIONS

4Q03 vs. 4Q02

Sales volume rose 5% as a result of higher volumes in all subsidiaries except Molinera de Mexico. The volume increases, together with higher prices related to higher corn and wheat costs, resulted an 11% increase in net sales. Sales from foreign operations constituted 68% of consolidated net sales.

Cost of sales as a percentage of net sales decreased to 63.3% from 63.4%; this result was driven mainly by the improvements in Gruma Venezuela and Gruma Corporation. In absolute terms, cost of sales rose 11% due primarily to the higher sales volume and higher corn and wheat costs mentioned above.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales remained flat at 27.8%. In absolute terms, SG&A increased 11%, mostly because of higher net sales in Gruma Corporation and Gruma Venezuela.

Operating income as a percentage of net sales increased to 8.9% from 8.8% and rose 13% in absolute terms. In both cases, the consolidated improvement was driven mostly by higher sales volumes in Gruma Venezuela and Gruma Corporation, whose operating profit grew 78% and 20%, respectively.

Net Comprehensive Financing Cost

(Ps millions)

Items	4Q03	4Q02	Change	Comments
Interest expense	122	155	(33)	Lower debt and lower interest rates
Interest income	(19)	(13)	(6)	Higher average cash balances
FX loss (gain)	35	97	(61)	Lower debt and no devaluation of the bolivar against the U.S. dollar, compared with devaluation in 2002
Monetary position loss (gain)	(32)	(110)	78	Extraordinary gain in 4Q02 due to changes in accounting policies related to monetary position from the U.S. operations; lower debt and lower inflation also contributed to the decrease
Total	106	128	(22)

Other expenses, net, resulted in expense of Ps 73 million, compared to income of Ps 118 million in the same period last year. The difference resulted from a gain in the sale of some nonproductive assets in 4Q02.

Taxes and employees' profit sharing totaled Ps 132 million, Ps 131 million lower than in 4Q02, due primarily to lower deferred income taxes in GIMSA and, to a lesser extent, lower pretax income. The effective tax rate was 35.6%.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte) totaled Ps 58 million, Ps 29 million higher than in 4Q02.

GRUMA's total net income was Ps 297 million. The company reported majority net income of Ps 241 million, Ps 55 million higher than that reported in the same period last year.

FINANCIAL POSITION

December 2003 vs. September 2003

Balance Sheet Highlights
 Total assets were Ps 23,382 million, Ps 555 million higher, driven by larger grain inventories. Inventories increased primarily in Gruma Venezuela and, to a lesser extent, in GIMSA. In Gruma Venezuela, inventories increased due to the usual build-up of corn inventories during the domestic crop season, which falls during the fourth quarter;and higher corn and wheat prices. In GIMSA, inventories increased because of the usual build-up of corn inventories during the domestic winter crop season, which also takes place during the fourth quarter. The Ps 492 million decrease in cash resulted from the payment of debt and the procurement of raw materials.

Total liabilities were Ps 10,457 million, Ps 50 million higher, as a result of higher trade accounts payable in connection with (1) seasonal corn procurement in Gruma Venezuela and GIMSA, and (2) increases in the cost of raw materials.

Stockholders' equity on December 31, 2003, totaled Ps 12,925 million, 4% higher than the balance on September 30, 2003.

Schedule of Debt Amortizations and Debt Ratios
As of December 31, 2003, 99% of GRUMA's debt was dollar denominated, and 8% was short term.

Schedule of Debt Amortizations
(US$ millions)

	ST	2005	2006	2007	2008...	Total
Syndicated loan	30	250				280
Yankee bond				250		250
Private placement	1	1	1	2	12	17
Other	13	4	1		11	29
TOTAL	44	255	2	252	23	576

Debt Ratios

(Last twelve months)

	4Q03	3Q03	4Q02
Debt/EBITDA	2.3	2.4	2.8
EBITDA/net interest expense	5.9	5.5	4.9

INVESTMENT PROGRAM

GRUMA's investments totaled Ps 348 million during 4Q03 and were applied mainly to expand Gruma Corporation's capacity and upgrade its technology. To a lesser extent, investments were also applied to technology upgrades in Gruma Venezuela and Molinera de Mexico.

FINANCIAL RATIOS

Operational Ratios

	4Q03	3Q03	4Q02
Accounts receivable outstanding (days to sales)	36	35	40
Inventory turnover (days to cost of sales)	78	56	70
Net working capital turnover (days to sales)	57	47	55
Asset turnover (total assets to sales)	1.0	1.0	1.1

Profitability Ratios(%)

	4Q03%	3Q03%	4Q02%
ROA	2.9	2.7	2.7
ROE	5.3	4.9	4.9
ROIC	6.2	6.5	6.4

SUBSIDIARY RESULTS

 4Q03 vs. 4Q02

GRUMA CORPORATION
 Sales volume increased 6%, driven by higher tortilla volume and, to a lesser extent, higher corn flour volume.
   Overall tortilla sales volume increased 7%, driven by a 13% increase in corn flour tortilla volume and an increase in wheat flour tortilla volume of 5%.
    Retail corn flour tortilla sales volume grew 12%, buoyed by strong market growth in the Northern California region coupled with focused promotional activity in the Texas region. Also, corn flour tortilla sales to foodservice enjoyed the benefits of specific promotional activities designed to increase corn flour tortilla penetration in all domestic markets; this resulted in growth of 19% over 4Q02.
    Wheat flour tortilla sales continued to show strong volume growth, particularly in the foodservice segment, because several major chain customers created new recipes and promoted menu items featuring wheat flour tortillas.

   Overall, corn flour sales volume to third parties grew approximately 3% over the prior year.
    Retail sales grew due to a continued focus on the U.S. Hispanic population, which uses corn flour regularly in meal preparation, and on strengthening the MASECA brand through promotions and advertising initiatives.
    Demand from U.S. trade customers, which continue to increase their production of tortillas and/or convert from the traditional cooked corn method to the corn flour method.

Net sales increased 11%, reflecting the volume growth noted above and, to a lesser extent, price increases introduced to the marketplace during 1Q03 by both the corn flour and tortilla operations. These increases were prompted by higher raw-material costs and increased energy prices. A change in the mix toward the tortilla business, which uses higher-priced value-added products, also contributed to the increase.

Cost of sales as a percentage of net sales improved to 53.5% from 54.0%. The sales volume and price increases noted above resulted in better absorption of fixed manufacturing costs, which offset higher raw-material costs and natural gas prices, among others. In absolute terms, cost of sales increased 9% due to the volume and cost increases mentioned above.

SG&A as a percentage of net sales improved to 36.6% from 36.8% due to better expense absorption in connection with the increase in net sales. In absolute terms, SG&A increased 10%, commensurate with the increase in sales volume and, to a lesser extent, due to the nonrecurring legal expenses related to the company's December 2003 antitrust litigation.

Operating income increased 20% to Ps 282 million, due mainly to the aforementioned sales volume growth and price increases. Operating margin grew to 9.9% from 9.1%.
GIMSA

Sales volume increased 1%. The reason for the increase was largely two-fold: (1) some customers increased the percentage of corn flour in their raw-material mix, and (2) GIMSA developed new types of corn flour for tortilla chips, which met customers' needs. To a lesser extent, higher sales to supermarket in-store tortilla shops also contributed to the volume increase.

Net sales increased 9% to Ps 1,359 million, reflecting mainly higher corn flour prices implemented in connection with higher corn costs.

Cost of sales as a percentage of net sales increased to 71.7% from 68.9% due to higher corn costs. Gross profit remained flat in absolute terms, however, as a result of higher net sales and lower gross margin. In absolute terms, cost of sales increased 13% to Ps 975 million, mainly because of higher corn costs and, to a lesser extent, higher fuel, electricity, and additive costs.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 18.1% from 19.6% due to better expense absorption related to higher corn flour prices. In absolute terms, SG&A remained flat at Ps 246 million. GIMSA lowered administrative expenses by 6%, and selling expenses increased 3% due to improvements in the commercialization and customer-service infrastructure.

Operating income as a percentage of net sales fell to 10.2% from 11.4% and, in absolute terms, declined 4% to Ps 138 million.

For additional information, see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for Fourth Quarter 2003,'' available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

GRUMA VENEZUELA

Sales volume increased 27%. The main reason for this increase was that the general strike, which took place in December 2002, had an adverse impact on 4Q02 sales volume. The introduction of new value-added products (e.g., pastas, flavored corn flour, and premixed wheat flour) as well as new product presentations also contributed to the overall increase.

Net sales increased 48%, reflecting the volume growth mentioned above; the implementation of prices increases to offset the effects of devaluation and inflation; and the positive impact of the new, value-added products.

Cost of sales as a percentage of net sales improved to 71.6% from 72.8% because of better fixed-cost absorption and manufacturing efficiencies, especially in terms of higher extraction yields and lower overhead expenses. In absolute terms, cost of sales increased 46% as a result of the volume growth noted above and, to a lesser extent, the increases in corn and wheat costs and the effect of devaluation on imported wheat costs.

SG&A as a percentage of net sales decreased to 13.8% from 15.1% due to better absorption of fixed expenses in connection with increased net sales. In absolute terms, SG&A increased 36% due to the impact on variable selling expenses from the aforementioned volume growth and, to a lesser extent, the general strike in December 2002.

Operating income increased 78% to Ps 150 million. Operating margin increased to 14.6% from 12.2%. The main driver of this improvement was the aforementioned 27% volume growth and price increases, which resulted in better cost and expense absorption.

MOLINERA DE MEXICO
Sales volume decreased 1% due to lower sales to GAMESA, Mexico's largest cookie maker.

Net sales decreased 4%, mainly because of lower wheat flour prices in connection with a persistently competitive environment, especially in the central region of Mexico and, to a lesser extent, because of the aforementioned 1% volume decline.

Cost of sales as a percentage of net sales increased to 82.9% from 80.5% because of the aforementioned lower wheat flour prices. In absolute terms, cost of sales declined 1% due to the volume decrease mentioned above.

As a percentage of net sales, SG&A increased to 16.4% from 15.9% due to lower net sales, which reduced expense absorption. SG&A fell 1% in absolute terms, mostly because of a restructuring of administrative operations.

Operating income was Ps 4 million, compared to Ps 21 million in 4Q02. Operating margin decreased to 0.7% from 3.5%.

GRUMA CENTRO AMERICA

Sales volume increased 2% because of higher corn flour volume in Guatemala due to increased coverage in rural areas, and stronger promotion of flanker brands.

Net sales increased 4% because of the aforementioned higher corn flour volume, higher tortilla prices due to new product presentations, and price increases for rice.

Cost of sales as a percentage of net sales rose to 68.0% from 64.3%. This was primarily because (1) higher corn costs (due to a local corn shortage resulting from adverse weather conditions) were not fully reflected in corn flour prices because of intensified competition from the traditional cooked-corn method and other corn flour producers, and, to a lesser extent, (2) a shift in the corn flour product mix toward cheaper and lower-margin products.

To a lesser extent, cost of sales as a percentage of net sales also rose in the hearts of palm and snack businesses. In absolute terms, overall cost of sales increased 10% due mainly to the aforementioned cost increases, and to a lesser extent, higher sales volume.

SG&A as a percentage of net sales decreased to 26.1% from 30.5%. The decrease came mainly from the company's initiatives to optimize operating expenses. These initiatives included, among others, a restructuring of the sales and marketing departments, which resulted in lower salary expenses, fewer distribution routes, logistical efficiencies, and lower administrative expenses. The better expense absorption also contributed to the improvement. In absolute terms, SG&A declined 11% for the reasons mentioned.

Operating income increased to Ps 19 million from Ps 16 million, and operating margin improved to 5.9% from 5.3%. This improvement resulted mainly from the increase in net sales and the company's initiatives to reduce expenses.

OTHER AND ELIMINATIONS 2
Operating loss was Ps 43 million, Ps 30 million higher than in 4Q02, as a result of accounting eliminations.

MANAGEMENT CHANGES

The board of directors approved the followings appointments to GRUMA's management team:
  Gerardo Vargas Ateca as chief financial officer,
  Jose de la Pena y Angelini as president of GRUMA's Latin American operations, and
  Roberto Gonzalez Alcala as chief operating officer of GRUMA's Mexican operations

2 Other and Eliminations include PRODISA, corporate services, technology operations, and accounting eliminations.

CONFERENCE CALL
The company will hold a conference call to discuss 4Q03 results on February 26, 2004, at 11:30 a.m. ET (10:30 a.m. Mexico and CT / 9:30 a.m. MT / 8:30 a.m. PT). From the U.S. or Canada please call (800) 865-4415; international or local callers dial (973) 409-9255. Pass code: GRUMA. The conference call will also be web-cast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (877) 519-4471 from the U.S. or Canada, or (973) 341-3080 for international or local callers. Pass code 4539722. For further details, please go to the Investor Relations page of the website. The audio web-cast will be archived on the site.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is engaged primarily in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 15,100 employees and 74 plants and, in 2003, had net sales of US$2.0 billon, of which 49% derived from the United States and Europe operations. For more information, visit www.gruma.com.

ACCOUNTING PROCEDURES
The consolidated figures have been restated in pesos of constant purchasing power as of December 31, 2003, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''
The restatement was determined as follows:

  The consolidated figures are restated to period-end constant local currencies following the provisions of bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.
  Once consolidated figures are restated, they are converted to Mexican pesos, applying the exchange rate in effect at the end of the period.

  For comparability purposes, the 2002 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2002, and the corresponding inflation and exchange-rate fluctuations during that period.

FOR ANALYSIS PURPOSES OF THIS REPORT
The results of foreign operations were determined as follows:

  For Gruma Corporation, figures shown in this report are under U.S. GAAP, and their conversion to pesos was made using a convenience translation with the exchange rate of Ps 11.24/dollar as of December 31, 2003. The differences between Mexican GAAP and U.S. GAAP, as well as the differences between the application of the international weighted-average restatement factor from bulletin B-15 and the application of convenience translation, applied to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations''.

  For Central America and Venezuela, figures shown in this report were converted to pesos using a convenience translation with the exchange rate of Ps 11.24/dollar as of December 31, 2003. The differences between the application of the international weighted-average restatement factor described in bulletin B-15 and the application of convenience translation, applied to Central America and Venezuela, are also reflected in the column entitled ''Other and Eliminations''.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of December 31, 2003)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	**4Q03**	4Q02	VAR (%)	3Q03	VAR (%)	**2003**	2002	VAR (%)
NET SALES	**6,159**	5,524	11	5,947	4	**23,042**	20,660	12
GROSS PROFIT	**2,262**	2,024	12	2,176	4	**8,370**	7,739	8
GROSS MARGIN (%)	**36.7%**	36.6%		36.6%		**36.3%**	37.5%	
OPERATING INCOME	**550**	486	13	489	12	**1,748**	1,608	9
OPERATING MARGIN (%)	**8.9%**	8.8%		8.2%		**7.6%**	7.8%	
COMPREHENSIVE FINANCING COST (INCOME)	**106**	128		188		**461**	658	
INTEREST EXPENSE	**122**	155		132		**532**	611	
INTEREST INCOME	**(19)**	(13)		(14)		**(65)**	(62)	
FOREIGN EXCHANGE LOSS (GAIN)	**35**	97		84		**182**	283	
MONETARY POSITION (GAIN) LOSS	**(32)**	(110)		(13)		**(188)**	(173)	
OTHER (INCOME) EXPENSE, NET	**73**	(118)		38		**175**	(130)	
TAXES AND EMPLOYEES' PROFIT SHARING	**132**	263		237		**671**	619	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(58)**	(29)		(66)		**(235)**	(175)	
NET INCOME	**296**	243	22	91	225	**676**	635	6
MAJORITY NET INCOME	**240**	185	30	57	319	**493**	424	16
EARNINGS PER SHARE[1]	**0.53**	0.42	27	0.13	320	**1.10**	0.96	14
EARNINGS PER ADR (US$)[2]	**0.19**	0.15	27	0.05	320	**0.39**	0.34	14
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**234**	300		269		**1,025**	1,065	
DEPRECIATION AND AMORTIZATION, TOTAL	**264**	329		298		**1,143**	1,063	
EBITDA[3]	**784**	786	(0)	758	3	**2,773**	2,673	4
INVESTMENTS	**348**	207		272		**852**	712	

BALANCE SHEET SUMMARY	**Dec-03**	Dec-02	VAR (%)	Sep-03	VAR (%)
CASH AND CASH EQUIVALENTS	**369**	486	(24)	861	(57)
TRADE ACCOUNTS RECEIVABLE	**2,438**	2,459	(1)	2,342	4
OTHER ACCOUNTS RECEIVABLE	**590**	814	(28)	829	(29)
INVENTORIES	**3,378**	2,741	23	2,337	45
CURRENT ASSETS	**7,004**	6,624	6	6,559	7
PROPERTY, PLANT, AND EQUIPMENT, NET	**13,030**	13,557	(4)	12,849	1
TOTAL ASSETS	**23,382**	23,859	(2)	22,827	2
SHORT-TERM DEBT	**499**	852	(41)	185	170
CURRENT LIABILITIES	**3,278**	3,609	(9)	2,789	18
LONG-TERM DEBT	**5,980**	6,522	(8)	6,527	(8)
TOTAL LIABILITIES	**10,457**	10,894	(4)	10,407	0
MAJORITY STOCKHOLDERS' EQUITY	**10,062**	10,181	(1)	9,767	3
STOCKHOLDERS' EQUITY	**12,925**	12,966	(0)	12,420	4
CURRENT ASSETS/CURRENT LIABILITIES	**2.14**	1.84		2.35	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.81**	0.84		0.84	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.33**	0.36		0.35	
BOOK VALUE PER SHARE[1]	**22.35**	23.06		21.66	

[1] On the basis of 450,133,443 shares as of December 31, 2003, 441,402,386 shares as of December 31, 2002, and 450,897,743 shares as of September 30, 2003.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 11.24 per dollar as of December 31, 2003.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

CREDITS BREAKDOWN
(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN NATIONAL ENTITIES						AMORTIZATION OF CREDITS IN FOREIGN ENTITIES					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
BANKS																
UNSECURED DEBT																
SCOTIABANK	30/05/2006	3.31	-	-	-	-	-	-	-	-	-	27,393	28,338	9,546	-	-
SCOTIABANK	29/04/2006	3.57	-	-	-	-	-	-	-	-	-	12,095	12,486	4,194	-	-
BANCO INTERFIN	24/02/2004	3.90	-	-	-	-	-	-	-	-	-	6,744	-	-	-	-
RABOBANK	15/03/2004	2.67	-	-	-	-	-	-	-	-	-	7,306	-	-	-	-
RABOBANK	5/4/04	2.71	-	-	-	-	-	-	-	-	-	9,554	-	-	-	-
RABOBANK	11/3/04	2.71	-	-	-	-	-	-	-	-	-	5,620	-	-	-	-
BANCO DEL CARIBE	29/03/2004	18.00	-	-	-	-	-	-	-	-	-	14,050	-	-	-	-
BANCO DEL CARIBE	17/04/2004	17.00	-	-	-	-	-	-	-	-	-	7,025	-	-	-	-
BANCO DE VENEZUELA	5/3/04	18.00	-	-	-	-	-	-	-	-	-	4,391	-	-	-	-
BANCO DE VENEZUELA	19/09/2004	18.00	-	-	-	-	-	-	-	-	-	10,538	-	-	-	-
BANCO DE VENEZUELA	12/3/04	17.60	-	-	-	-	-	-	-	-	-	7,025	-	-	-	-
BANCO DE VENEZUELA	19/05/2004	18.00	-	-	-	-	-	-	-	-	-	7,025	-	-	-	-
BANCO PROVINCIAL	4/6/04	17.00	-	-	-	-	-	-	-	-	-	7,025	-	-	-	-
BANCO PROVINCIAL	12/6/04	17.00	-	-	-	-	-	-	-	-	-	7,025	-	-	-	-
VITH VARRANTY																
SAN ANTONIO I.D.B.	1/11/2009	2.38	-	-	-	-	-	-	-	-	-	-	-	-	-	46,028
HOUSTON I.D.B.	1/11/2009	2.38	-	-	-	-	-	-	-	-	-	-	-	-	-	72,386
OTHER FINANCIAL ENTITIES																
JP MORGAN CHASE (YANKEE)	9/10/2007	7.63	-	-	-	-	-	-	-	-	-	-	-	-	2,810,000	-
BANK OF AMERICA	23/12/2005	3.13	-	-	-	-	-	-	-	-	-	337,200	2,810,000	-	-	-
DEVENTURES	1/7/2004	3.80	-	-	-	-	-	-	-	-	-	15,477	-	-	-	-
CARL HUGHES	22/07/2009	7.00	-	-	-	-	-	-	-	-	-	798	854	910	978	2,181
JOHN HANCOCK	1/2/2009	7.96	-	-	-	-	-	-	-	-	-	13,038	14,117	15,275	16,545	136,431
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**-**	**499,329**	**2,865,795**	**29,925**	**2,827,523**	**257,026**
SUPPLIERS																
OTHERS			602,223	-	-	365,622	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**602,223**	**0**	**0**	**365,622**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			-	8,404	1,787,008	-	120,358	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**0**	**8,404**	**1,787,008**	**0**	**120,358**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**602,223**	**8,404**	**1,787,008**	**365,622**	**120,358**	**0**	**0**	**0**	**0**	**499,329**	**2,865,795**	**29,925**	**2,827,523**	**257,026**

SELLS DISTRIBUTION BY PRODUCT
DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION		NET SALES		MARKET	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
CORN FLOUR	1,400,629	3,839,571	1,389,783	5,161,853	76	MASECA	TORTILLA SHOP
	-	-	-	-	-		SUPER MARKET
TORTILLA OF CORN	12,817	42,100	10,808	74,286	28	MISION	CONVENIENCE STORE
TORTILLA OF WHEAT	6,390	29,467	5,825	81,084	34	MISION	CONVENIENCE STORE
FRITTER	4,069	48,293	3,992	43,810	37	MISION	CONVENIENCE STORE
WHEAT FLOUR	590,355	1,409,486	574,564	1,978,546	16	DILUVIO,MTY.SELECTA	SUPER MARKET
SERVICES AND OTHERS	-	-	-	19,333	-		-
TOTAL		5,368,917		7,358,912			

FOREIGN SELL

MAIN PRODUCT	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
CORN AND WHEAT FLOUR	611,413	3,714,360	C. & S.AMERICA	MASECA, MASA RICA	SUPER MARKET
TORTILLA	12,559	158,923			
PALMITO (BOXS EQ.)	3,797	153,809	EUROPE	GIGANTE VERDE	GIGANTE VERDE
TOSTY	2,726	153,835	C. & S.AMERICA	TOSTY	RETAIL
RICE (QUINTALES)	38,198	260,930	C. & S.AMERICA	LUISIANA	SUPER MARKET
OAT	1,567	23,464	S.AMERICA		
-	-	-	-	-	-
PRODUCTOS E.E.U.U.:	-	-			
CORN FLOUR	378,939	2,287,195	E.U.A.	GUERRERO, MISSION	CONSUMER
TORTILLA,CHIPS,SHEL	596,536	8,929,548	E.U.A.	GUERRERO, MISSION	CONSUMER
-	-	-	-	-	-
SERVICES AND OTHERS	-	546	E.U.A.		
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		15,682,610			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
B		-	450,133,443			450,133,443	4,401,973	
TOTAL			**450,133,443**	-	-	**450,133,443**	**4,401,973**	-

ADR'S: 4 ORDINARY SHARE TO 1 ADR'S